Rule 424 (b) (3)

Registration No. 333-249702
CUSIP #: 63743HFB3

TRADE DATE: January 31, 2022
SETTLEMENT DATE: February 7, 2022

PRICING SUPPLEMENT NO. D1003 DATED

January 31, 2022

TO PROSPECTUS SUPPLEMENT DATED October 30, 2020
AND BASE PROSPECTUS DATED October 28, 2020

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D

With Maturities of Nine Months or More from Date of Issue

Floating Rate Notes

Principal Amount:	$400,000,000

Issue Price:	100% of Principal Amount

Original Issue Date:	February 7, 2022

Maturity Date:	August 7, 2023

Interest Rate Basis:	Floating rate based on Compounded SOFR Index (as defined below), calculated and reset quarterly

Spread:	Plus 40 basis points

Interest Payment Dates:	Each February 7, May 7, August 7 and November 7, commencing May 7, 2022

Interest Payment Date Convention:	Modified Following Business Day, Adjusted

Interest Payment Determination Date:	The date that is two United States Government Securities Business Days before each interest payment date (or, in the final interest period, before the maturity date)

Interest Period:	The period commencing on any interest payment date (or, with respect to the initial interest period only, commencing on the date of issue) to, but excluding, the next succeeding interest payment date and, in the case of the last such period, the period from and including the interest payment date immediately preceding the maturity date to, but excluding, the maturity date

Observation Period:	In respect of each interest period, the period from, and including, the date that is two United States Government Securities Business Days preceding the first date in such interest period to, but excluding, the date that is two United States Government Securities Business Days preceding the interest payment date for such interest period (or in the final interest period, preceding the maturity date)

Day Count:	Actual/360

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent’s Discount or Commission:	0.10%

Agent(s):	Mizuho Securities USA LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC

Capacity:	Principal

Form of Note:	Book Entry
(Book-Entry or Certificated)

Other Terms:

The following risk factors supplement, and to the extent inconsistent therewith replace and supersede, the risks described under “Risk Factors” contained in CFC’s Prospectus dated October 28, 2020 and Prospectus Supplement dated October 30, 2020. You should carefully consider the following risks, together with the risks described in the Prospectus and Prospectus Supplement and other documents has filed with the CFC, before investing in the floating rate notes.

SOFR (as defined below) is a relatively new reference rate and its composition and characteristics are not the same as the London Inter-bank Offered Rate (“LIBOR”).

On June 22, 2017, the Alternative Reference Rates Committee (the “ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new United States dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by United States Treasury securities and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative SOFR from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including Compounded SOFR Index) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as United States dollar LIBOR. Although changes in Compounded SOFR Index generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the floating rate notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight United States Treasury repurchase agreement (“repo”) market. The Federal Reserve Bank of New York has at times conducted operations in the overnight United States Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the floating rate notes.

Any failure of SOFR to gain market acceptance could adversely affect the floating rate notes.

According to the ARRC, SOFR was developed for use in certain United States dollar derivatives and other financial contracts as an alternative to United States dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight United States Treasury repo market. However, as a rate based on transactions secured by United States Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which United States dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the floating rate notes and the price at which investors can sell the floating rate notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the floating rate notes, the trading price of the floating rate notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the floating rate notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the floating rate notes may not be able to sell the floating rate notes at all or may not be able to sell the floating rate notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The interest rate on the floating rate notes is based on a Compounded SOFR Index rate and the SOFR Index (as defined below), both of which are relatively new in the marketplace.

For each interest period (as defined below), the interest rate on the floating rate notes is based on Compounded SOFR Index, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described under the caption “Description of the Medium-Term Notes—Floating Rate Notes—Interest—Compounded SOFR Index and the SOFR Index,” not the SOFR rate published on or in respect of a particular date during such interest period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the floating rate notes during any interest period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an interest period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR Index used to calculate the interest payable on the floating rate notes on the interest payment date for such interest period.

Very limited market precedent exists for securities that use SOFR as part of the interest rate calculation and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR Index used in the floating rate notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the liquidity and market value of the floating rate notes.

Compounded SOFR Index with respect to a particular interest period will only be capable of being determined near the end of the relevant interest period.

The level of Compounded SOFR Index applicable to a particular interest period and, therefore, the amount of interest payable with respect to such interest period will be determined on the Interest Payment Determination Date (as defined below) for such interest period. Because each such date is near the end of such interest period, investors will not know the amount of interest payable with respect to a particular interest period until shortly prior to the related interest payment date and it may be difficult for an investor to reliably estimate the amount of interest that will be payable on each such interest payment date. In addition, some investors may be unwilling or unable to trade the floating rate notes without changes to their information technology systems. An inability to reliably estimate accrued and unpaid interest as well as the potential need for some investors to change their information technology systems could both adversely impact the liquidity and trading price of the floating rate notes.

The SOFR Index may be modified or discontinued and the floating rate notes may bear interest by reference to a rate other than Compounded SOFR Index, which could adversely affect the value of the floating rate notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the floating rate notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the floating rate notes and the trading prices of the floating rate notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

If we or our designee (which may be an independent financial advisor or any other entity we designate (any of such entities, a “Designee”)) determines that a Benchmark Transition Event (as defined below) and its related Benchmark Replacement Date (each as defined below) have occurred in respect of the SOFR Index, then the interest rate on the floating rate notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which is referred to as a “Benchmark Replacement” (as defined below), as further described under the caption “Description of the Medium-Term Notes–Floating Rate Notes–Interest–Effect of a Benchmark Transition Event.”

If a particular Benchmark Replacement or Benchmark Replacement Adjustment (as defined below) cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (as defined below) (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us (or our Designee). In addition, the terms of the floating rate notes expressly authorize us (or our Designee) to make Benchmark Replacement Conforming Changes (as defined below) with respect to, among other things, changes to the definition of “interest period”, the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the floating rate notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations and decisions or elections that may be made under the terms of the floating rate notes in connection with a Benchmark Transition Event could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which an investor can sell such floating rate notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR Index, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR Index, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR Index would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR Index (each of which means that a Benchmark Transition Event could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which an investor can sell the floating rate notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the value of floating rate notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for floating rate notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider investors’ interests in doing so.

We (or our Designee) will make certain determinations with respect to the floating rate notes, which determinations may adversely affect the floating rate notes.

We (or our Designee) will make certain determinations with respect to the floating rate notes as further described under the caption “Description of the Medium-Term Notes–Floating Rate Notes–Interest–Compounded SOFR Index.” For example, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, we (or our Designee) will make certain determinations with respect to the floating rate notes in our (or our Designee’s) sole discretion as further described under the caption “Description of the Medium-Term Notes–Floating Rate Notes–Interest–Effect of a Benchmark Transition Event.” Any determination, decision or election pursuant to the benchmark replacement provisions not made by our Designee will be made by us. Any of these determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which an investor can sell such floating rate notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR Index or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which an investor can sell such floating rate notes. For further information regarding these types of determinations, see “Description of the Medium-Term Notes–Floating Rate Notes–Interest–Effect of a Benchmark Transition Event.”

SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance.

The publication of SOFR began in April 2018, and, therefore, it has a very limited history. The future performance of SOFR cannot be predicted based on the limited historical performance. Levels of SOFR going forward may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. Because the future performance of SOFR cannot be predicted, no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. There can be no assurance that SOFR will be positive.

For purposes of the floating rate notes, the following summary replaces in its entirety the summaries contained under the headings “Interest and Interest Rates,” “Fixed Rate Notes” and “Floating Rate Notes” contained in the CFC’s Prospectus Supplement dated October 30, 2020.

Interest

Each floating rate note will bear interest from the date of issue or from the most recent interest payment date to which interest on that floating rate note has been paid or duly provided for at an annual rate equal to Compounded SOFR Index, determined as described below, plus basis points (the “Spread”), until its stated maturity. Interest will be payable quarterly in arrears on the seventh day of February, May, August and November of each year (each, an “interest payment date”), commencing May 7, 2022. Interest will be payable on each interest payment date and at maturity. See “Description of Senior Debt Securities—Payment and Paying Agents” on page 15 of CFC’s Prospectus dated October 28, 2020. Interest will be payable to the registered holder at the close of business on the regular record date; however, interest payable at maturity will be payable to the person to whom principal shall be payable.

Each regular record date for a floating rate note will be the fifteenth calendar day (whether or not a business day) next preceding each interest payment date. If an interest payment date for any floating rate note would otherwise fall on a day that is not a business day with respect to that note, such interest payment date will be postponed to the following day that is a business day with respect to such floating rate note. If an interest payment date would fall in the next calendar month, such interest payment date will be the preceding day that is a business day with respect to such floating rate note. If the maturity of a floating rate note falls on a day that is not a business day, the payment of principal, any premium and interest will be made on the next succeeding business day as if made on the date the payment was due, and no interest on the payment will accrue for the period from and after the maturity. The amount of interest payable for any period will be computed on the basis of a 360-day year and the actual number of days in the interest period (as defined below).

The term “business day”, with respect to the floating rate notes, means any weekday that is a United States Government Securities Business Day and is not a legal holiday in New York City, and is not a day on which banking institutions generally are authorized or obligated by law to close.

As further described below, on each Interest Payment Determination Date (as defined below) relating to the applicable interest payment date, the Calculation Agent (as defined below) will calculate the amount of accrued interest payable on the floating rate notes for each interest period by multiplying (i) the outstanding principal amount of the floating rate notes by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such interest period divided by 360. In no event will the interest rate on the floating rate notes be less than zero.

The term “interest period”, with respect to the floating rate notes, means the period commencing on any interest payment date (or, with respect to the initial interest period only, commencing on the date of issue) to, but excluding, the next succeeding interest payment date and, in the case of the last such period, the period from and including the interest payment date immediately preceding the maturity date to, but excluding, the maturity date.

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Under present New York law, subject to certain exceptions, the maximum rate of interest for any loan to an individual is 16% for a loan less than $250,000, and 25% for a loan of $250,000 or more but less than $2,500,000, in each case calculated per year on a simple interest basis. There is no limit on the maximum rate of interest on loans made to individuals in an amount equal to $2,500,000 or more. Under present New York law, the maximum rate of interest which may be charged to a corporation for any loan up to $2,500,000 is 25% per year on a simple interest basis. There is no limit on the maximum rate of interest on loans made to corporations in an amount equal to $2,500,000 or more.

Upon the request of the holder of any floating rate note, the Calculation Agent will provide the interest rate then in effect. If it has been determined, the Calculation Agent will also provide the interest rate which will become effective as a result of a determination made on the most recent Interest Payment Determination Date with respect to that floating rate note.

Compounded SOFR Index and the SOFR Index

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by United States Treasury securities.

The SOFR Index is published by the Federal Reserve Bank of New York and measures the cumulative impact of compounding SOFR on a unit of investment over time, with the initial value set to 1.00000000 on April 2, 2018, the first value date of SOFR. The SOFR Index value reflects the effect of compounding SOFR each business day and allows the calculation of Compounded SOFR Index averages over custom time periods.

The Federal Reserve Bank of New York notes on its publication page for the SOFR Index that use of the SOFR Index is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

Compounded SOFR Index

“Compounded SOFR Index” will be determined by the Calculation Agent in accordance with the following formula (and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point):

where:

“SOFR IndexStart” = For periods other than the initial interest period, the SOFR Index value on the preceding Interest Payment Determination Date, and, for the initial interest period, the SOFR Index value is two United States Government Securities Business Days (as defined below) before the initial issue date;

“SOFR IndexEnd” = The SOFR Index value on the Interest Payment Determination Date relating to the applicable interest payment date (or, in the final interest period, relating to the maturity date); and

“dc” is the number of calendar days in the relevant Observation Period.

For purposes of determining Compounded SOFR Index:

“Interest Payment Determination Date” means the date that is two United States Government Securities Business Days before each interest payment date (or, in the final interest period, before the maturity date).

“Observation Period” means, in respect of each interest period, the period from, and including, the date that is two United States Government Securities Business Days preceding the first date in such interest period to, but excluding, the date that is two United States Government Securities Business Days preceding the interest payment date for such interest period (or in the final interest period, preceding the maturity date).

“SOFR Index” means, with respect to any United States Government Securities Business Day:

(1)	the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such United States Government Securities Business Day (the “SOFR Index Determination Time”); provided that:

(2)	if a SOFR Index value does not so appear as specified in (1) above at the SOFR Index Determination Time, then: (i) if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR Index shall be the rate determined pursuant to the “SOFR Index Unavailable Provisions” described below; or (ii) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR Index shall be the rate determined pursuant to the “Effect of a Benchmark Transition Event” provisions described below.

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“United States Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Notwithstanding the above, if we or our Designee determine on or prior to the relevant Reference Time (as defined below) that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to determining Compounded SOFR Index, then the benchmark replacement provisions set forth below under “—Effect of a Benchmark Transition Event” will thereafter apply to all determinations of the rate of interest payable on the floating rate notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate for each interest period on the floating rate notes will be an annual rate equal to the sum of the Benchmark Replacement and the Spread.

SOFR Index Unavailable Provisions. If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Payment Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR Index” means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If SOFR does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding United States Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

Effect of a Benchmark Transition Event

Benchmark Replacement. If we (or our Designee) determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we (or our Designee) will have the right to make Benchmark Replacement Conforming Changes (as defined below) from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us (or our Designee) pursuant to this subsection “Effect of a Benchmark Transition Event,” including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, (i) will be conclusive and binding absent manifest error, (ii) if made by us, will be made in our sole discretion or if made by our Designee, will be made after consultation with us and such Designee will not make any such determination, decision or election to which we object, and, (iii) notwithstanding anything to the contrary in the transaction documents (including this Pricing Supplement, the Prospectus Supplement and the accompanying Prospectus) relating to the floating rate notes, shall become effective without consent from the holders of the floating rate notes or any other party.

For purposes of this subsection “—Effect of a Benchmark Transition Event,” the following terms have the following meanings:

“Benchmark” means, initially, Compounded SOFR Index, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR Index (or the published SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us (or our Designee) as of the Benchmark Replacement Date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate (as defined below) and (b) the Benchmark Replacement Adjustment; and

(3)	the sum of: (a) the alternate rate of interest that has been selected by us (or our Designee) as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate debt securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us (or our Designee) as of the Benchmark Replacement Date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement (as defined below);

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us (or our Designee) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate debt securities at such time.

The Benchmark Replacement Adjustment shall not include the Spread specified herein and such Spread shall be applied to the Benchmark Replacement to determine the interest payable on the floating rate notes.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition or interpretation of “interest period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenor, and other administrative matters), or any other changes to any other terms or provisions of the floating rate notes, in each case that we (or our Designee) decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we (or our Designee) decide that adoption of any portion of such market practice is not administratively feasible or if we (or our Designee) determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we (or our Designee) determine is reasonably necessary or practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR Index, the SOFR Index Determination Time, as such time is defined above, and (2) if the Benchmark is not Compounded SOFR Index, the time determined by us (or our Designee) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Calculation of the Floating Interest Rate

The “Calculation Agent” means a banking institution or trust company appointed by us to act as calculation agent, initially U.S. Bank National Association.

All calculations made by the Calculation Agent shall in the absence of manifest error be conclusive for all purposes and binding on CFC and the holders of the floating rate notes.

None of the trustee, paying agent, registrar or Calculation Agent shall be under any obligation (i) to monitor, determine or verify the unavailability or cessation of SOFR, the SOFR Index or any applicable Benchmark, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or related Benchmark Replacement Date, (ii) to select, determine or designate any alternative method, Benchmark Replacement or alternative index, or other successor or replacement alternative index, or whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what Benchmark Replacement Conforming Changes with respect to such alternative method, Benchmark Replacement or alternative index are necessary or advisable, if any, in connection with any of the foregoing.

None of the trustee, paying agent, registrar or Calculation Agent shall be liable for any inability, failure or delay on its part to perform any of its duties described in this Pricing Supplement, the Prospectus Supplement and the accompanying Prospectus as a result of the unavailability of SOFR, the SOFR Index or other applicable Benchmark Replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information contemplated by this Pricing Supplement, the Prospectus Supplement and the accompanying Prospectus and reasonably required for the performance of such duties.

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

It is expected that delivery of the floating rate notes will be made against payment therefor on or about  February 7, 2022 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+ 5). Purchasers of floating rate notes should note that the ability to settle secondary market trades of the floating rate notes effected on the date of pricing or the next two succeeding business days may be affected by the T+ 5 settlement. Accordingly, purchasers who wish to trade the floating rate notes on the date of pricing or the next two succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the floating rate notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the floating rate notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 30, 2020, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 30, 2020.